__________________________________________________________________________________________________ __________________________________________________________________________________________________ __________________________________________________________________________________________________ __________________________________________________________________________________________________ OMB APPROVAL OMB Number: 3235-0167 Expires: July 31, 2024 Estimated average burden hours per response . . . . . 1.50 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Commission File Number ___________________________ (Exact name of registrant as specified in its charter) (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) (Title of each class of securities covered by this Form) (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to fi le reports: Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6 Rule 15d-22(b) Approximate number of holders of record as of the certification or notice date: _______________________________ Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person. Date: _______________________________ By: ___________________________________________________________ Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature. Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB controlSEC 2069 (08-11) number. 333-223075 THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT February 24, 2022 751 Broad Street, Newark, New Jersey 07102-3777, (800) 778-2255 Interests in real property separate account underlying variable life insurance and annuity contracts. None. X /s/ Jordan K. Thomsen 1